                                                                     EXHIBIT 4.5

                AGREEMENT, dated May 4, 2001 between The Credit Store, Inc., a Delaware corporation (the "Company"), and JLB of Nevada, Inc. (the "Holder"), having mailing addresses at The Credit Store, Inc., 3401 North Louise Avenue, Sioux Falls, South Dakota 57107 and JLB of Nevada, Inc., 555 White Plains Road, Tarrytown, NY 10591, respectively.

                WHEREAS, the Holder is the record and beneficial owner of 10,000 shares of Series D preferred stock of the Company, constituting all of the issued and outstanding shares of such Series D preferred stock (the "Preferred Stock");

                WHEREAS, concurrently with the execution and delivery hereof, the Company and the Holder have entered a waiver and extension agreement, whereby the Holder has agreed to extend several past due payments under and otherwise amend several subordinated grid promissory notes made by the Company and American Credit Alliance, Inc., a wholly-owned subsidiary of the Company, to the order of the Holder, all as set forth in a letter agreement dated the date hereof (the "Letter Agreement"); and

                WHEREAS, the board of directors of the Company has determined the execution and delivery of this Agreement in consideration of the execution and delivery by the Holder of the Letter Agreement is in the best interest of the Company and its stockholders.

                NOW, THEREFORE, the parties hereto agree as follows:

                Section 1. Exchange Privilege.

                From and after May 31, 2001 to and including May 30, 2006, the Holder shall have the irrevocable right, exercisable in whole or from time to time in part to exchange all or any portion of the Preferred Stock for that number of shares of common stock, par value $.001 per share of the Company (the "Common Stock"), as the Holder would have received had he elected, prior to the stated expiration date of the conversion privilege set forth in Article IV.E.5 of the Company's restated certificate of incorporation, to convert the number of shares of Preferred Stock being exchanged into Common Stock pursuant to Article IV.E.5 of the Company's restated certificate of incorporation. All of the provisions of Article IV.E.5 of the Company's restated certificate of incorporation (other than the stated expiration date of the conversion privilege) shall be applicable to exchanges made pursuant hereto, except that references to "conversion" shall be deemed to be references to "exchange".

                Section 2. Miscellaneous.

                A. Choice of Law. This Agreement shall be construed in accordance with, and any dispute arising in connection herewith shall be governed by, the laws of the State of Delaware applicable to contracts made and to be performed in said State.

                B. Assignment. This Agreement shall be binding upon the parties and their respective successors and assigns, it being understood Holder may assign Holder's rights under this Agreement from time to time in whole or in part with any transfer by Holder of any shares of Holder's Preferred Stock.

                C. Notices. Any notice required or permitted to be given in connection with this Agreement shall be deemed given when made in writing upon receipt at the address of the parties first above written.

                D. Amendment to Certificate of Incorporation. At the request of either party, the Company will cause an appropriate certificate of amendment to the Company's Restated Certificate of Incorporation extending the expiration date of the conversion privilege of the Preferred Stock to the expiration date of the exchange privilege provided for herein to be voted upon by shareholders of the Company at any annual meeting of the Company's shareholders.


                IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its representative thereunto duly authorized and the Holder has executed this Agreement as of the day and year first above written.

                                  THE CREDIT STORE, INC.



                                 By:
                                    --------------------------


                                 JLB OF NEVADA, INC.



                                 By:
                                    --------------------------
                                    Jay Botchman